 Exhibit 99.1
21 April 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Midatech achieves positive dosing data for OpsiSporin Uveitis programme

~ Programme is delivering on track for an IND in H2 2017 ~

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today announces positive data from its OpsiSporin (MTD202) programme, a sustained release treatment with Q-Cyclosporin for the treatment of non-infective uveitis. In a recent study to evaluate the efficacy of MTD202 in a preclinical model of Experimental Autoimmune Uveitis (EAU), a strong dose response profile was demonstrated at 15ug, 50ug and 150ug per eye.

Dr. Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “This is a significant milestone in our own R&D pipeline and we are on track to advance this programme into the clinic. With the product attributes of being steroid and immunosuppressant sparing there is now full justification to progress the programme through to commercial development so we are now preparing for an in IND in 2017. Currently, there is no approved intravitreal cyclosporine or other immunosuppressant treatment option available for patients. We see OpsiSporin as another important programme in our rapidly evolving pipeline.”

Uveitis is an inflammatory disorder affecting the iris, the ciliary body and the choroid layer of the eye, and can result in significant vision loss. Uveitis is estimated to be responsible for approximately 10%-20% of the blindness in the United States1. The uveitis market is growing rapidly and is today worth approximately $1.3 billion. The disorder is currently treated by eye drops, immuno-supressives or systemic drugs.

MTD202 uses Midatech’s microsphere technology for long-acting drug delivery. The drug is delivered intravitreal at 1000-fold lower doses than oral cyclosporine and a formal Investigational New Drug (IND2) enabling and toxicology program is now being finalised prior to an expected IND submission in the second half of 2017.

Sources and references
1 Gritz, D; Wong, IG (1 March 2004). "Incidence and prevalence of uveitis in Northern California - The Northern California Epidemiology of Uveitis Study". Ophthalmology 111 (3): 491–500
2 The United States Food and Drug Administration's Investigational New Drug (IND) program is the means by which a pharmaceutical company obtains permission to ship an experimental drug across state lines (usually to clinical investigators) before a marketing application for the drug has been approved.

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the anticipated medical benefits of OpsiSporin, preclinical results, the filing and timing of an IND with respect to OpsiSporin, our expected revenues, market and growth opportunities and other benefits associated with OpsiSporin and other statements that are not historical fact. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.